                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                               (Amendment No. 6)
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D/A
                               (Amendment No. 6)
                   Under the Securities Exchange Act of 1934

                         REGENCY HEALTH SERVICES, INC.
                           (Name of Subject Company)

                            SUNREG ACQUISITION CORP.
                           SUN HEALTHCARE GROUP, INC.
                                   (Bidders)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  758934-10-3
                     (CUSIP Number of Class of Securities)

                              Robert Murphy, Esq.
                           Sun Healthcare Group, Inc.
                                101 Sun Lane NE
                         Albuquerque, New Mexico 87109
                           Telephone:  (505) 821-3355
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                             Michael Kennedy, Esq.
                              Steve Camahort, Esq.
                        Brobeck, Phleger & Harrison LLP
                        One Market - Spear Street Tower
                        San Francisco, California 94105
                           Telephone:  (415) 442-0900

                               Page 1 of 8 Pages

 CUSIP NO.   758934-10-3

      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sunreg Acquisition Corp.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON
      CO


                               Page 2 of 8 Pages

 CUSIP NO.   758934-10-3


      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sun Healthcare Group, Inc.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON
      HC
-------------------------------------------------------------------------------

                               Page 3 of 8 Pages

     Amendment No. 6 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") and Amendment No. 6 to Schedule 13D relating to the offer by Sunreg Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Sun Healthcare Group, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Regency Health Services, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 1, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 4(a)-(c) is hereby amended and supplemented by adding thereto the following in connection with NationsBank delivering a revised bank commitment letter effective September 19th, 1997.

      Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger, refinance certain existing indebtedness of Parent and the Company, pay the costs and expenses related to the Offer and the Merger and to provide for ongoing general corporate purposes after completion of the Offer and the Merger will be approximately $1,000,000,000. Parent and Purchaser intend to obtain such funds by means of proceeds from borrowings from the Senior Tender Facilities (the "Senior Tender Facilities"). The terms of the Senior Tender Facilities have not yet been finalized and are still being negotiated. Moreover, the documentation evidencing the Senior Tender Facilities has not yet been finalized. Accordingly, the description below of the Senior Tender Facilities is preliminary and necessarily incomplete. In addition, the terms and provisions of the Senior Tender Facilities, to the extent described, are subject to change if the terms of the Offer and Merger change. In any event, the ultimate financing instruments might contain certain terms that are more or less onerous than those currently contemplated.

     NationsBank has delivered a bank commitment letter (the "Bank Commitment Letter"), pursuant to which NationsBank has committed to provide the Senior Tender Facilities upon the terms and subject to the conditions set forth in the Bank Commitment Letter, and Nations Banc Capital Markets, Inc. ("NCMI") has committed to form a syndicate of financial institutions reasonably acceptable to Parent (the "Lenders") for the Senior Tender Facilities, upon the terms and subject to the conditions of the Bank Commitment Letter.

     The Bank Commitment Letter provides that the commitments of NationsBank and NCMI will terminate unless a Credit Agreement (as defined) is closed on or prior to October 7, 1997.

                               Page 4 of 8 Pages

     Parent has agreed to pay certain fees to NationsBank and NCMI for their own account and for the account of the Lenders payable with respect to the Senior Tender Facilities as follows: (i) Letter of Credit Fees, due and payable quarterly in arrears and calculated on the aggregate stated amount for each letter of credit for the stated duration thereof, equal to the applicable margin of .250% on a per annum basis, to be paid to the administrative agent for the prorata account of the Lenders, plus a fronting fee of .125% per annum to be paid to NationsBank, as fronting bank for its own account and (ii) a Commitment Fee of 1/2% per annum calculated on the unused portion of the Senior Tender Facilities accruing upon execution of the Credit Agreement and payable thereafter quarterly in arrears.

     The Senior Tender Facilities will be provided pursuant to the terms and conditions of a Credit Agreement to be entered into by Parent and NationsBank and NCMI (the "Credit Agreement").

     Pursuant to the Bank Commitment Letter, the Senior Tender Facilities are expected to consist of an aggregate principal amount of up to 1,200,000 as follows: (i) a $500 million revolving credit facility (the "Revolving Credit Facility") which will include a $75 million sublimit for the issuance of standby and commercial letters of credit and (ii) a $700 million term loan facility (the "Term Loan Facility") comprised of the following term loan tranches: (x) $200 million tranche A term loan (the "Tranche A Term Loan"), (y) $250 million tranche B term loan (the "Tranche B Term Loan") and (z) $250 million tranche C term loan (the "Tranche C Term Loan").

     Concurrently with the consummation of the Offer and the Merger, NationsBank (on behalf of the Lenders) shall receive a first priority perfected security interest in (a) all of the capital stock of each of the domestic subsidiaries (whether direct or indirect and whether now existing or hereafter created, acquired or arising) of Parent, (b) 66% of the capital stock of each foreign subsidiary which is a direct subsidiary of Parent or any of its domestic subsidiaries, which capital stock shall not be subject to any other lien or encumbrance and (c) 100% of the debt securities of the Company purchased by Parent or Purchaser as a result of the Debt Tender Offer. Additionally, 100% of the capital stock of the Company acquired by Parent, Purchaser or any other subsidiary of Parent as a result of the Offer or otherwise shall be subject to a negative pledge. The foregoing security shall ratably secure the Senior Tender Facilities and any interest rate swap/foreign currency swap or similar arrangements with a Lender under the Senior Tender Facilities.

     The Senior Tender Facilities shall be prepaid by an amount equal to (a) 100% of the net cash proceeds of all asset sales by Parent or any domestic subsidiary of Parent (including stock of subsidiaries), subject to certain conditions and net of selling expenses and taxes to the extent such taxes are paid; (b) 100% of the net cash proceeds from the issuance of any debt (excluding certain permitted debt but including the Senior Merger Facilities (as defined in the Bank Commitment Letter) by Parent or any domestic subsidiary; and (c) 100% of the net cash proceeds from the issuance of equity (excluding certain proceeds such as proceeds from the exercise of options) by Parent or any domestic subsidiary. Prepayments shall be applied pro rata to reduce the Tranche A Term Loan, the Tranche B Term Loan and the Tranche C Term Loan within each tranche pro rata with respect to each remaining installment of principal. In the event the Term Loan Facilities shall have been completely prepaid, the mandatory payments described above shall be applied to permanently reduce the amount available under the Revolving Credit Facility.

     The Senior Tender Facilities may be prepaid in whole or in part at any time without penalty, subject to reimbursement of the Lenders' breakage and re-deployment costs in the case of prepayment of LIBOR borrowings.

                               Page 5 of 8 Pages

     The Senior Tender Facilities shall bear interest, at the option of Parent, at a rate per annum equal to either (i) the LIBOR interbank rate, adjusted for reserves or (ii) the Base Rate (defined as the higher of (a) the NationsBank prime rate and (b) the Federal Funds rate plus 1/2%), in each case plus the following Applicable Margins:

                                            LIBOR +        BASE RATE +
                                            -------        -----------
          Revolving Credit Loans.........    2.50%          1.00%
          Tranche A Term Loans...........    2.50%          1.00%
          Tranche B Term Loans...........    2.75%          1.25%
          Tranche C Term Loans...........    3.00%          1.50%

     Parent may select interest periods of 7 or 30 days for LIBOR loans, subject to availability. A penalty rate shall apply on all loans in the event of default at a rate per annum of 2% above the applicable interest rate.

     The Senior Tender Facilities shall terminate and all amounts outstanding thereunder shall be due and payable in full on the earliest to occur of (i) the closing and funding of the Senior Merger Facilities, (ii) the abandonment by Parent or Purchaser of the contemplated merger of the Company with and into Parent or Purchaser or (iii) December 31, 1997.

     The Senior Tender Facilities will contain certain representations and warranties, certain negative and affirmative financial covenants, certain conditions and events of default which are customarily required for similar financings. Such covenants will include restrictions and limitations on dividends and stock redemptions and the redemption and/or prepayment of other debt, capital expenditures, leases, incurrence of debt, liens, investments, transactions with affiliates, acquisitions, mergers, consolidations and asset sales. Furthermore, Parent will be required to maintain compliance with certain financial covenants such as a maximum total debt/total capitalization ratio.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by adding thereto the following:

     On September 29, 1997, Parent issued a press release announcing that, as of 5 p.m., Eastern Standard Time, on September 26, 1997, Purchaser had received duly executed and unrevoked consents to amend the indentures pursuant to which the Securities were issued from holders of approximately 83% and 79% of the aggregate outstanding principal amount (excluding any Securities owned by the Company or any affiliate of the Company and excluding the receipt of notices of guaranteed delivery) of the Senior Securities and the Junior Securities, respectively. The full text of the press release is set forth in Exhibit (a)(12) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding the following exhibit:


          (a)(12) Press Release issued by Sun Healthcare Group, Inc. on September 29, 1997.

          (b)(2) Commitment Letter, effective as of September 19, 1997 from NationsBank of Texas, N.A.

                               Page 6 of 8 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 30, 1997                  SUNREG ACQUISITION CORP.


                                    By:   /s/  Robert D. Woltil
                                        -----------------------
                                      Name:   Robert D. Woltil
                                      Title:  Vice President


                                    SUN HEALTHCARE GROUP, INC.


                                    By:   /s/  Robert D. Woltil
                                        -----------------------
                                      Name:   Robert D. Woltil
                                      Title:  Senior Vice President for
                                              Financial Services & Chief
                                              Financial Officer


                              Page 7 of 8 Pages

                                 EXHIBIT INDEX

 Exhibit
   No.                                     Item
   ---                                     ----
 (a)(12)       Press Release issued by Sun Healthcare Group, Inc. on September
               29, 1997.

 (b)(2) Commitment Letter effective as of September 19, 1997 from NationsBank of Texas, N.A.


                               Page 8 of 8 Pages